Exhibit 99.2

IFRS Accounting Workshop April 2005 IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

A Media & Telecommunications Company Telecom Media Mobile / Fixed line Mobile / Fixed line Networks / Cable / Film / Parks Pay-TV / Film Music Video Games Games Games 100% 92% 99% 20% (1) 56% 51% Fully Consolidated Fully Consolidated Fully Consolidated Equity Accounted Fully Consolidated Fully Consolidated (1) 20% controlling interest and an 18.5% equity ownership interest

IFRS Highlights IFRS impact is limited on an ongoing basis; Globally, 2004 impact is positive: Higher 2004 net income group share (€3,821m vs. €754m); Higher shareholders' equity (€15,798m vs. €13,621m as of December 31, 2004); Lower 2004 opening net debt (€9,928m vs. €11,565m). Higher closing net debt (€4,724m vs. €3,135m) due essentially to the agreement to acquire 16% of Maroc Telecom on January 5, 2005; VU's level of disclosure eases the transition to IFRS.

Adjusted net income at €1,380 million (€1.29 per share) compared to €349 million in 2003 (€0.33 per share), multiplied four times. Operating income as published at €3,476 million compared to €3,309 million in 2003. Operating income (on a comparable basis) reached €3,117 million versus €2,216 million in 2003, a 41% rise. Cash flow from operations (on a comparable basis) at €4,023 million compared to €2,976 million in 2003, a €1,047 million improvement and a 35% rise. Proportionate cash flow from operations (on a comparable basis) reached €2,451 million versus €1,514 million in 2003, up 62%. Net income at €754 million compared to a loss of €1,143 million in 2003. Financial net debt at €3,135 million as of December 31, 2004 compared to €11,565 million on December 31, 2003. €1,309m (€1.14 per basic share) * €3,137m €3,821m €4,724m €9,928m Extract from FY2004 Press release with IFRS numbers * See the slide on the 2004 number of shares in the Appendix. i.e. 29.9% of shareholders' equity vs. 22.9% in French GAAP

Main impacts on FY04 P&L Revenues (comparable basis) Operating Income (comparable basis) Adjusted Net Income (Group share) Net Income (Group share) French GAAP 18,893 3,117 1,380 754 Changes (169) + 20 (71) + 3,067 IFRS 18,724 3,137 1,309 3,821 Balance sheet Shareholders' Equity Shareholders' Equity Net Debt Net Debt Balance sheet 01/01/2004 31/12/2004 01/01/2004 31/12/2004 French GAAP 11,923 13,621 (11,565) (3,135) VUE * + 231 - + 3,300 - Other + 927 + 2,177 (1,663) (1,589) IFRS 13,081 15,798 (9,928) (4,724) Changes Including VUE CTA: € 2,490m * See page 11 In millions of euros

Net Income In millions of euros Net Income, Group share Adjusted Net Income, Group share French GAAP 754 1,380 VUE currency translation adjustment + 2,490 - VUE reclassification as discontinued operation - (124) Goodwill amortization (before minority interests) + 638 - Notes mandatorily redeemable considered as equity + 78 + 78 Financial instruments (155) - Share based payment (41) (41) Pensions + 43 + 43 Other + 14 (27) IFRS 3,821 1,309

IFRS transition calendar January 1, 2004: Transition date; April 14, 2005: IFRS Accounting Workshop IFRS / French GAAP reconciliation of 2004 accounts; 2005 Consolidated Financial Statements will be published under IFRS, with 2004 comparative information, Starting with first quarter 2005 earnings: April 27, 2005: First Quarter 2005 Revenues under IFRS; May 19, 2005: First Quarter 2005 Earnings under IFRS.

Main IFRS impacts for Vivendi Universal No major change in terms of financial reporting thanks to: US GAAP reconciliation since 2000; French GAAP/ US GAAP/ IFRS convergence; No change in the consolidation method of subsidiaries. Balance sheet: Reclassification of some items: Separate presentation of assets held for sale; Inclusion of minority interests and other equity in shareholders' equity; Accounting of commitment to purchase minority interests classified as financial debt, with the offset to minority interests and goodwill; Pension: unrealized actuarial losses on January 1, 2004 were eliminated and recorded in shareholders' equity; Foreign currency translation eliminated and recorded in shareholders' equity. Income statement: Separate presentation of discontinued operations (VUE); VUE foreign currency translation adjustment; Slight change in telecom operators revenue recognition; Recording of benefits granted to beneficiary employees (stock option plans); Eliminated amortization of pension plan actuarial losses prior to January 1, 2004; Elimination of goodwill amortization; Mark-to-market of financial instruments (some assets, derivative instruments). Cash flow statement: No impact, except the presentation of VUE as a discontinued operation.

IFRS 1: Main options on FTA Balance sheet VU chose the following options: Cumulative currency translation adjustment: eliminated by account transfer within shareholders' equity; Business combinations which took place prior to the transition date (January 1, 2004) are not restated; Tangible and intangible assets maintained at historical cost; Pensions and other employee benefits: recognition of unrealized actuarial losses as of January 1, 2004 eliminated through shareholders' equity on January 1, 2004; Stock options and group savings plans: recording of benefits granted to beneficiary employees since November 7, 2002; Financial instruments: adoption as of January 1, 2004 of: IAS 32 & 39: financial instruments; IFRS 2: stock options and group savings plans.

Consolidated Statement of financial position Old "Balance sheet"

VUE accounting: the major change Under IFRS, VUE is accounted for as a discontinued operation: VUE's contribution appears in four lines in the opening balance sheet : "Investments in equity affiliates" for 20%; "Assets held for sale" for the 80% stake sold; "Liabilities associated with assets held for sale" for the 80% stake sold; "Equity associated with assets held for sale" (no change); VUE's contribution in 2004 appears only in two lines in the income statement: "Income from equity affiliates" for 20%; "Earnings from discontinued operations" for the 80% stake sold; Elimination of the cumulative currency translation adjustment: no impact on shareholders' equity (accounts reclassified within shareholders' equity). Positive impact of €2,490m on 2004 net income.

Put options on minority interests French GAAP IFRS Put options on minority interests classified as off-balance sheet; Provision for anticipated loss on option value, if necessary. Put options on minority interests: commitments classified as financial debt, offset through minority interests and the balance through goodwill; Subsequent changes in value of the commitment are recognized as an adjustment to goodwill. IMPACT: As of January 1, 2004: Financial net debt: + €1,124m * Minorities: - €442m Goodwill: + €537m Statement of Earnings: No material impact in 2004 As of December 31, 2004: Financial net debt: + €1,517m * Minorities: - €336m Goodwill: + €995m * Including put options granted to: As of Jan. 1, 2004 As of Dec. 31, 2004 The Kingdom of Morocco on 16% of Maroc Telecom €673m €1,100m SNCF on 35% of Cegetel €256m €304m Monaco on 45% of Monaco Telecom €98m - Several third parties by CANAL+ Group €97m €113m

Pensions French GAAP IFRS VU applies similar principles to IAS 19. No change in the computation of the amounts; However, unrealized actuarial losses as of January 1, 2004 are eliminated through shareholders' equity. Impact on Shareholders' equity as of January 1, 2004: - €423m, before deferred tax - €279m, after deferred tax; Impact on the Statement of Earnings: Restatement of actuarial losses and past service cost as of January 1, 2004 results in a reduction in the cost of pensions recognized in operating income; Impact on 2004 Net income in IFRS: +€66m before deferred tax

Shareholders' Equity In millions of euros 01/01/2004 31/12/2004 French GAAP shareholders' equity 11,923 13,621 Notes mandatorily redeemable for VU shares (ORA) + 844 + 922 Financial instruments (fair value) + 230 + 119 Available-for-sale assets + 257 + 889 VUE (fair value) + 216 - Goodwill amortization - + 509 Pensions (279) (234) Other (110) (28) IFRS shareholders' equity 13,081 15,798 Nominal value after deduction of interest paid and costs Mark-to-market of Sogecable, and 5% Veolia shares as of Dec. 2004 Mainly IACI shares at fair value.

Financial net debt In millions of euros 01/01/2004 31/12/2004 French GAAP financial net debt (11,565) (3,135) Put options granted to minority shareholders (1,124) (417) Forward contract on 16% of Maroc Telecom - (1,100) Consolidation of special purpose entities (606) - Derivative financial instruments (165) (131) Classification of VUE as an asset held for sale + 3,300 - Cash deposit backing financing + 232 + 59 IFRS financial net debt (9,928) (4,724)

Consolidated Statement of earnings Old " P&L statement "

Statement of earnings: Telecoms Revenues French GAAP IFRS Subsidies for acquisition of new clients on sale of packs recorded in operating expenses; Equipment revenues recognized when sold to distributors; Subsidies for acquisition of new clients on sale of packs is a reduction in revenues; Equipment revenues recognized when the line is activated; Impact on Statement of Earnings (for SFR Cegetel and Maroc Telecom): Reduction in Revenues and Operating expenses: - €144m Handset subsidies: - €125m; Equipment Revenues: - €20m; Improvement of Earnings from operations: + €10m

Statement of earnings: Share-based compensation French GAAP IFRS Stock options and group saving plans considered as off balance sheet items until subscription by employee (i.e. increase of capital). Stock Options: plans granted after November 7, 2002 with rights vesting after January 1, 2004 are restated; The fair value of options is estimated using a binomial model and accounted for in SG&A expense, amortized over the rights vesting period : Stock options: over 3 years (61% in year 1; 28% in year 2; 11% in year 3); Group savings plans: immediate. Impact on Earnings from operations: - €43m in 2004, of which Stock options plan - €37m (28% of 2003 S.O. plan, 61% of 2004 S.O. plan)

2004 Revenues comparable basis In millions of euros French GAAP (comparable basis) IFRS (comparable basis) Adjustments Canal+ Group 3,470 3,450 (20) Universal Music Group 4,993 4,989 (4) Vivendi Universal Games 475 475 - SFR Cegetel 8,317 8,219 (98) Maroc Telecom 1,658 1,612 (46) Other (20) (21) (1) Total Vivendi Universal 18,893 18,724 (169) Handset subsidies: (78) Equipment revenues when line activated : (18) Loyalty points: (2) Handset subsidies: (47) Equipment revenues when line activated : (2) Loyalty points: 3 Including: Revenues on behalf of third parties

2004 Earnings from Operations (IFRS) comparable basis In millions of euros Operating Income (French GAAP) (comparable basis) Earnings from Operations (IFRS) (comparable basis) Adjustments Canal+ Group 184 183 (1) Universal Music Group 338 354 16 Vivendi Universal Games (183) (198) (15) SFR Cegetel 2,257 2,273 16 Maroc Telecom 682 671 (11) Holding & Corporate (220) (218) 2 Other 59 72 13 Total Vivendi Universal 3,117 3,137 20 Trademark Amortization: (15) Pensions: 20 Pensions: 46 Share based payment: (39) Change in amortization period : 14 Change in amortization period : (12) Defeasance of real estate assets: 15 Including:

Net Income In millions of euros Net Income, Group share Adjusted Net Income, Group share French GAAP 754 1,380 VUE currency translation adjustment + 2,490 - VUE reclassification as discontinued operation - (124) Goodwill amortization before minority interests + 638 - Notes mandatorily redeemable considered as equity + 78 + 78 Financial instruments (155) - Share based payments (41) (41) Pensions + 43 + 43 Other + 14 (27) IFRS 3,821 1,309

Statement of earnings reclassifications "A new format"

Consolidated Statement of Earnings: Main presentation changes French GAAP IFRS Change of title Operating Income Earnings from Operations (EFO) VUE statement of earnings from January 1 to May 12, 2004 Contribution through each line of the P&L Contribution in two lines: "Earnings from discontinued operations", "Income from Equity affiliates" Dividend received from non-consolidated companies (€66m in 2004) Included in "Other financial charges" Included in "Other Income from ordinary activities" (after EFO, in EBIT) Interest income on loans to affiliates and non-consolidated companies (€22m in 2004) Included in "Financing expense" Included in "Other income from ordinary activities" (in EBIT) Fees on undrawn lines (- €11m in 2004) Included in "Other financial charges" Included in "Financing expense" Income from Equity affiliates Separate line below operating income Separate line included in "EBIT", after EFO Gain (loss) on businesses sold Separate line before income tax Included in "Other financial charges/income" or "Earnings from discontinued operations" depending on the asset sold Goodwill amortization and Impairment losses Both items were presented at the bottom of the P&L Impairment losses included in EBIT. No more goodwill amortization

2004 Consolidated Statements of Earnings French GAAP Presentation IFRS Presentation Revenues from Operations Revenues Operating Income Earnings from Operations Other income from ordinary activities Other charges from ordinary activities Income from equity affiliates Earnings before interest and income taxes Financing expense Interest Other financial expenses, net of provisions Other financial charges Other financial income Financing and other expenses, net of provisions Interest and other financial income and charges Income (loss) before gain (loss) on businesses sold, net of provisions Earnings before income taxes and discontinued operations Gain (loss) on businesses sold, net of provisions Income tax Provision for income taxes Income (loss) before equity affiliates, goodwill amortization and minority interests Earnings from continuing operations Income (loss) from equity affiliates Goodwill Amortization Impairment losses Earnings from discontinued operations Income (loss) before minority interests Earnings for the year Minority interests Attributable to: Net income (loss) group share Minority interests Equity holders of the parent

2004 Consolidated Statements of Earnings French GAAP Presentation IFRS Presentation Revenues from Operations Revenues Operating Income Earnings from Operations Other income from ordinary activities Other charges from ordinary activities Income from equity affiliates Earnings before interest and income taxes Financing expense Interest Other financial expenses, net of provisions Other financial charges Other financial income Financing and other expenses, net of provisions Interest and other financial income and charges Income (loss) before gain (loss) on businesses sold, net of provisions Earnings before income taxes and discontinued operations Gain (loss) on businesses sold, net of provisions Income tax Provision for income taxes Income (loss) before equity affiliates, goodwill amortization and minority interests Earnings from continuing operations Income (loss) from equity affiliates Goodwill Amortization Impairment losses Earnings from discontinued operations Income (loss) before minority interests Earnings for the year Minority interests Attributable to: Net income (loss), group share Minority interests Equity holders of the parent Dividend from non consolidated companies: €23m Interest income on loans to non consolidated companies: €66m

2004 Consolidated Statements of Earnings Revenues from Operations Revenues Operating Income Earnings from Operations Other income from ordinary activities Other charges from ordinary activities Income (loss) from equity affiliates Earnings before interest and income taxes Financing expense Interest Other financial expenses, net of provisions Other financial charges Other financial income Financing and other expenses, net of provisions Interest and other financial income and charges Income (loss) before gain (loss) on businesses sold, net of provisions Earnings before income taxes and discontinued operations Gain (loss) on businesses sold, net of provisions Income tax Provision for income taxes Income (loss) before equity affiliates, goodwill amortization and minority interests Earnings from continuing operations Income (loss) from equity affiliates Goodwill Amortization Impairment losses Earnings from discontinued operations Income (loss) before minority interests Earnings for the year Minority interests Attributable to: Net income (loss), group share Minority interests Equity holders of the parent French GAAP Presentation IFRS Presentation Fees on undrawn lines: - €11m

2004 Consolidated Statements of Earnings French GAAP Presentation IFRS Presentation Revenues from Operations Revenues Operating Income Earnings from Operations Other income from ordinary activities Other charges from ordinary activities Income from equity affiliates Earnings before interest and income taxes Financing expense Interest Other financial expenses, net of provisions Other financial charges Other financial income Financing and other expenses, net of provisions Interest and other financial income and charges Income (loss) before gain (loss) on businesses sold, net of provisions Earnings before income taxes and discontinued operations Gain (loss) on businesses sold, net of provisions Income tax Provision for income taxes Income (loss) before equity affiliates, goodwill amortization and minority interests Earnings from continuing operations Income (loss) from equity affiliates Goodwill Amortization Impairment losses Earnings from discontinued operations Income (loss) before minority interests Earnings for the year Minority interests Attributable to: Net income (loss), group share Minority interests Equity holders of the parent

2004 Consolidated Statements of Earnings French GAAP Presentation IFRS Presentation Revenues from Operations Revenues Operating Income Earnings from Operations Other income from ordinary activities Other expenses from ordinary activities Income from equity affiliates Earnings before interest and income taxes Financing expense Interest Other financial expenses, net of provisions Other financial charges Other financial income Financing and other expenses, net of provisions Interest and other financial income and charges Income (loss) before gain (loss) on businesses sold, net of provisions Earnings before income taxes and discontinued operations Gain (loss) on businesses sold, net of provisions Income tax Provision for income taxes Income (loss) before equity affiliates, goodwill amortization and minority interests Earnings from continuing operations Income (loss) from equity affiliates Goodwill Amortization Impairment losses Earnings from discontinued operations Income (loss) before minority interests Earnings for the year Minority interests Attributable to: Net income (loss), group share Minority interests Equity holders of the parent

2004 Consolidated Statements of Earnings French GAAP Presentation Revenues from Operations Revenues Operating Income Earnings from Operations Other income from ordinary activities Other charges from ordinary activities Income from equity affiliates Earnings before interest and income taxes Financing expense Interest Other financial expenses, net of provisions Other financial charges Other financial income Financing and other expenses, net of provisions Interest and other financial income and charges Income (loss) before gain (loss) on businesses sold, net of provisions Earnings before income taxes and discontinued operations Gain (loss) on businesses sold, net of provisions Income tax Provision for income taxes Income (loss) before equity affiliates, goodwill amortization and minority interests Earnings from continuing operations Income (loss) from equity affiliates Goodwill Amortization Impairment losses Earnings from discontinued operations Income (loss) before minority interests Earnings for the year Minority interests Attributable to: Net income (loss), group share Minority interests Equity holders of the parent Other businesses sold IFRS Presentation Discontinued operations Or

2004 Adjusted Net Income Reconciliation Easier reconciliation with the new consolidated statement of earnings In millions of euros 2004 IFRS Net Income, group share 3,821 Other financial income (1,693) Other financial charges 430 Earnings from discontinued operations (before minority interests) (860) Other expenses from ordinary activities (impairment losses) + 25 2005 Consolidated Global Profits Tax System impact (Deferred tax impact) (492) Minorities and tax impact on above + 78 2004 IFRS Adjusted Net Income, group share 1,309 Line items as reported on the face of the IFRS statement of earnings

Appendix

IFRS Appendix

Restatements of 2004 Earnings Restatements of 2004 Earnings

Reclassifications of 2004 Earnings Reclassifications of 2004 Earnings

Restatements on 2004 Statement of Financial Position as of January 1, 2004 as of January 1, 2004 as of January 1, 2004

Reclassifications on 2004 Statement of Financial Position as of January 1, 2004 as of January 1, 2004 as of January 1, 2004

Restatements on 2004 Statement of Financial Position as of December 31, 2004 as of December 31, 2004 as of December 31, 2004

Reclassifications on 2004 Statement of Financial Position as of December 31, 2004 as of December 31, 2004 as of December 31, 2004

2004 IFRS SFR Cegetel key figures per quarter IFRS Q1-04 Q2-04 Q3-04 Q4-04 FY-2004 In millions of euros SFR Cegetel total revenues 1,978 2,013 2,095 2,133 8,219 Total mobile revenues 1,722 1,763 1,859 1,849 7,193 Total fixed revenues 357 349 348 381 1,435 Intersegment eliminations (102) (98) (112) (97) (409) SFR Cegetel EFO 555 639 615 464 2 273 Mobile 559 636 644 507 2 347 Fixed (5) 3 (29) (43) (74) SFR Cegetel EBITDA 767 858 845 724 3,193 Mobile 733 814 833 711 3,092 Fixed 34 44 11 12 101

2004 EPS number of shares Basic number of shares IFRS includes shares from the mandatory redeemable bonds. (72.8m shares) In millions of shares French GAAP IFRS Basic number of shares 1,072.1 1,144.4 Fully diluted number of shares IFRS includes only the "in-the-money" stock options during the period using the treasury stock purchase method. In millions of shares French GAAP IFRS Fully diluted number of shares 1,199.1 1,151.1

Definition of net financial debt Long-term debt Short-term debt - Cash and cash equivalent - Non-current derivative financial instruments in assets - Current derivative financial instruments in assets - Cash deposits backing financing = Net financial debt

Overview of Vivendi Universal

Reminder: Vivendi Universal: a new era In 2004, the group achieved its plan to refocus and turnaround our businesses. The objective now is to develop our Media and Telecommunications activities.

Groupe Canal + UMG VU Games SFR Cegetel Maroc Telecom Est 3450 4989 475 8219 1612 Groupe Canal+ UMG VU Games SFR Cegetel Maroc Telecom Autres Est 184 338 -183 2257 682 -161 Reminder: 2004 key figures 2004 IFRS revenues by business unit on a comparable basis (in €M) 2004 IFRS operating income by business unit on a comparable basis (in €M) Revenues : €18,724m in IFRS on a comparable basis €18,893m in French GAAP on a comparable basis, up 5% Operating income: €3,137m in IFRS on comparable basis €3,117m in French GAAP on a comparable basis, up 41% Positive net income for the first time since 2000 : Net income of €754m in French GAAP and €3,821m in IFRS

Reminder: 2004-2005 Major events At the group level: Creation of NBC Universal (Vivendi Universal controls 20%); Agreement with the Kingdom of Morocco to increase our stake in Maroc Telecom to 51%; Divestiture of 15% of Veolia Environnement, now VU only owns 5%; Move to a new corporate governance structure with a Supervisory Board and Management Board; At business unit level: Turnaround at Universal Music Group; SFR first operator to launch 3G services in France; Awarded exclusive rights to broadcast the 2005-2008 French League 1 soccer; Agreements with the French cinema industry and key US movie studios for CANAL+ Group; Record launch of the online game World of Warcraft.

Reminder: Vivendi Universal, value creator Our objective is for each of our businesses to create value and for that value to be enhanced by being part of the Vivendi Universal group. This value creation relies upon the expertise and the cohesiveness of our management teams, sharing common professional experiences. These teams demonstrated their efficacy in the turnaround period. Different but complementary businesses: New technologies drive growth; Digital distribution creates new opportunities for all of our businesses and at their frontier; Common key skill sets: Content digitization, Subscription management, Intellectual property management.

Investor Relations Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel Scolan Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third Avenue New York, NY 10122 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7272 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

Important Legal Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the IFRS accounting methods may be specified, modified or supplemented in the future; the expected impacts from the adoption of the IFRS accounting method may not occur in the manner or according to the timing set forth herein; the expected dates for transitioning to IFRS reporting may not occur as projected herein; as well as any additional risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorite des Marches Financiers (AMF) (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.